UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY A DIRECTOR AND PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY A DIRECTOR AND PRESCRIBED OFFICER OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a director and prescribed officer have dealt in securities of the Company, after having received clearance to do so.

Details of the transactions are provided below:

Name of director	Kojo Busia
Name of company	AngloGold Ashanti Limited
Date of transaction	18 May 2021
Nature of transaction	On-market purchase of American Depositary Receipts*
Class of security	American Depositary Receipts
Number of ADRs purchased	1,000
Price per ADR	$25.35
Value of transaction (excluding fees)	$25,350.00
Nature and extent of interest	Direct, Beneficial
Clearance to deal	Obtained

*1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

Name of prescribed officer	Graham Ehm
Name of company	AngloGold Ashanti Limited
Date of transaction	19 May 2021
Nature of transaction	On-market sale of CHESS Depositary Interests**
Class of security	CHESS Depositary Interests
Number of shares sold	53,503
Price per share in Australian Dollars	AUD6.314804
Value of transaction (excluding fees) in Australian Dollars	AUD337,860.95
Nature and extent of interest	Direct, Beneficial
Clearance to deal	Obtained

** 5 CHESS Depositary Interests is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

20 May 2021

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 20, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary